UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
SEC FILE NUMBER: 001-41881	CIK: 0001960262

(Check One):

[ ] Form 10-K    [ ] Form 20-F    [ ] Form 11-K    [X] Form 10-Q    [ ] Form 10-D    [ ] Form N-CEN    [ ] Form N-CSR

For Period Ended: June 30, 2026

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

For the Transition Period Ended: ______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I - REGISTRANT INFORMATION

Full Name of Registrant
Ludwig Enterprises, Inc.

Former Name if Applicable
N/A

Address of Principal Executive Office
3160 NW 1 Avenue
Pompano Beach, Florida 33064

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X] (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-Q could not be filed within the prescribed time period.

The Company has been unable to complete its quarterly financial statements and related disclosures without unreasonable effort or expense. The Company expects to file its Quarterly Report on Form 10-Q within the five-calendar-day extension period provided by Rule 12b-25 under the Securities Exchange Act of 1934.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Jose Antonio Reyes, Interim Chief Executive Officer    (786) 235-9026

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

[X] Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes    [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ludwig Enterprises, Inc.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2026	By: /s/ Jose Antonio Reyes
Jose Antonio Reyes
Interim Chief Executive Officer